UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

(Amendment No. 2)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b) *

Pre-Paid Legal Services, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

740065107
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert S. Pitts, Jr.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

554,226

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

554,226

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

554,226

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   4.95%

12.TYPE OF REPORTING PERSON*

   IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Capital Management LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

509,665

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

509,665

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

509,665

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*[  ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   4.55%

12.TYPE OF REPORTING PERSON*

   PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast GP LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

509,665

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

509,665

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

509,665

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*[  ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   4.55%

12.TYPE OF REPORTING PERSON*

   OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Advisors LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

44,561

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

44,561

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

44,561

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*[  ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   0.40%

12.TYPE OF REPORTING PERSON*

   PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast GP Holdings LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

44,561

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

44,561

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

44,561

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*[  ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   0.40%

12.TYPE OF REPORTING PERSON*

   OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Capital, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

44,561

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

44,561

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

44,561

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*[  ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   0.40%

12.TYPE OF REPORTING PERSON*

   PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

American Steadfast, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

173,299

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

173,299

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

173,299

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*[  ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   1.55%

12.TYPE OF REPORTING PERSON*

   PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast International Master Fund Ltd.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

336,366

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

336,366

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

336,366

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*[  ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   3.00%

12.TYPE OF REPORTING PERSON*

   OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (the “Common Stock”) of Pre-Paid Legal Services, Inc. (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of January 27, 2010, and amends and supplements the Schedule 13G filed on October 3, 2008 and the Schedule 13G filed on February 13, 2009 (the “Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons (the “Reporting Persons”) filing this statement on Schedule 13G are:

-	Robert S. Pitts, Jr., a United States Citizen (“Mr. Pitts”).

-	Steadfast Capital Management LP, a Delaware limited partnership (the “Investment Manager”).

-	Steadfast GP LLC, a Delaware limited liability company (the “IM General Partner”).

-	Steadfast Advisors LP, a Delaware limited partnership (the “Managing General Partner”).

-	Steadfast GP Holdings LLC, a Delaware limited liability company (the “MGP General Partner”).

-	Steadfast Capital, L.P., a Delaware limited partnership (“Steadfast Capital”).

-	American Steadfast, L.P., a Delaware limited partnership (“American Steadfast”).

-	Steadfast International Master Fund Ltd., a Cayman Island exempted company (the “Offshore Fund”).

Mr. Pitts is the managing member of the IM General Partner and the MGP General Partner.  The IM General Partner is the general partner of the Investment Manager.  The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund.  The MGP General Partner is the general partner of the Managing General Partner. The Managing General Partner has the power to vote and dispose of the securities held by Steadfast Capital.

ITEM 2(c).      CITIZENSHIP:

Mr. Pitts is a citizen of the United States.

Each of the Investment Manager, the Managing General Partner, Steadfast Capital and American Steadfast is a limited partnership formed under the laws of the State of Delaware.

Each of the IM General Partner and the MGP General Partner is a limited liability company formed under the laws of the State of Delaware.

The Offshore Fund is an exempted company formed under the laws of the Cayman Islands.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)  Amount beneficially owned:

(i) Mr. Pitts beneficially owns 554,226 shares of Common Stock.

(ii) The Investment Manager beneficially owns 509,665 shares of Common Stock.

(iii) The IM General Partner beneficially owns 509,665 shares of Common Stock.

(iv) The Managing General Partner beneficially owns 44,561 shares of Common Stock.

(v) The MGP General Partner beneficially owns 44,561 shares of Common Stock.

(vi) Steadfast Capital beneficially owns 44,561 shares of Common Stock.

(vii) American Steadfast beneficially owns 173,299 shares of Common Stock.

(viii) The Offshore Fund beneficially owns 336,366 shares of Common Stock.

(ix) Collectively, the Reporting Persons beneficially own 554,226 shares of Common Stock.

(b)	Percent of Class:

(i) Mr. Pitts’ beneficial ownership of 554,226 shares of Common Stock represents 4.95% of all of the outstanding shares of Common Stock.

(ii) The Investment Manager’s beneficial ownership of 509,665 shares of Common Stock represents 4.55% of all of the outstanding shares of Common Stock.

(iii) The IM General Partner’s beneficial ownership of 509,665 shares of Common Stock represents 4.55% of all of the outstanding shares of Common Stock.

(iv) The Managing General Partner’s beneficial ownership of 44,561 shares of Common Stock represents 0.40% of all of the outstanding shares of Common Stock.

(v) The MGP General Partner’s beneficial ownership of 44,561 shares of Common Stock represents 0.40% of all of the outstanding shares of Common Stock.

(vi) Steadfast Capital’s beneficial ownership of 44,561 shares of Common Stock represents 0.40% of all of the outstanding shares of Common Stock.

(vii) American Steadfast’s beneficial ownership of 173,299 shares of Common Stock represents 1.55% of all of the outstanding shares of Common Stock.

(viii) The Offshore Fund’s beneficial ownership of 336,366 shares of Common Stock represents 3.00% of all of the outstanding shares of Common Stock.

(ix) Collectively, the Reporting Persons’ beneficial ownership of 554,226 shares of Common Stock represents 4.95% of all of the outstanding shares of Common Stock.

(c)   Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Investment Manager, the IM General Partner and Mr. Pitts have shared power to vote or direct the vote of 509,665 shares of Common Stock.

Steadfast Capital has shared power with the Managing General Partner, the MGP General Partner and Mr. Pitts to vote or direct the vote of the 44,561 shares of Common Stock held by the Steadfast Capital.

American Steadfast has shared power with the Investment Manager, the IM General Partner and Mr. Pitts to vote or direct the vote of the 173,299 shares of Common Stock held by American Steadfast.

The Offshore Fund has shared power with the Investment Manager, the IM General Partner and Mr. Pitts to vote or direct the vote of the 336,366 shares of Common Stock held by the Offshore Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Investment Manager, the IM General Partner and Mr. Pitts have shared power to dispose or direct the disposition of 509,665 shares of Common Stock.

Steadfast Capital has shared power with the Managing General Partner, the MGP General Partner and Mr. Pitts to dispose or direct the disposition of the 44,561 shares of Common Stock held by Steadfast Capital.

American Steadfast has shared power with the Investment Manager, the IM General Partner and Mr. Pitts to dispose or direct the disposition of the 173,299 shares of Common Stock held by American Steadfast.

The Offshore Fund has shared power with the Investment Manager, the IM General Partner and Mr. Pitts to dispose or direct the disposition of the 336,366 shares of Common Stock held by the Offshore Fund.
ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 12, 2010

STEADFAST CAPITAL MANAGEMENT LP
By: Steadfast GP LLC, as General Partner

By:  /s/ Robert S. Pitts, Jr.
         Robert S. Pitts, Jr., Managing Member

STEADFAST ADVISORS LP
By: Steadfast GP Holdings LLC, as General Partner

By:  /s/ Robert S. Pitts, Jr.
         Robert S. Pitts, Jr., Managing Member

STEADFAST CAPITAL, L.P.
By: Steadfast Advisors LP, as Managing General Partner
By: Steadfast GP Holdings LLC, as General Partner

By:  /s/ Robert S. Pitts, Jr.
      Robert S. Pitts, Jr., Managing Member

AMERICAN STEADFAST, L.P.
By: Steadfast Capital Management LP, as Attorney-in-Fact
By: Steadfast GP LLC, as General Partner

By:  /s/ Robert S. Pitts, Jr.
         Robert S. Pitts, Jr., Managing Member

STEADFAST INTERNATIONAL MASTER FUND LTD.

By:  /s/ Robert S. Pitts, Jr.
         Robert S. Pitts, Jr., Director

/s/ Robert S. Pitts, Jr.
    Robert S. Pitts, Jr.